Exhibit 99.1

SciSparc Announced Positive Interim Results Meeting Primary Endpoints at Phase IIa Study in Alzheimer’s Disease Patients with Agitation

●	Meets primary endpoints- SCI-110 administration was found to be safe at all tested doses

●	SCI-110 treatment was also found to reduce agitation - 75% of patients did not need to use additional medication to control agitation and 75% of patients experienced increased appetite

●	SciSparc has previously shown positive results using SCI-110 in Tourette syndrome

Tel-Aviv, Nov. 07, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced positive interim results from its Phase IIa trial of SCI-110 in patients with Alzheimer’s Disease (“AD”) and agitation. Agitation manifests in the course of AD progression in almost all affected patients, increasing patients’ suffering and burden of care.

This Phase IIa clinical trial is an open label study, which includes 20 patients diagnosed with AD and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110.  The interim results summarize the data from the first eight patients who completed the study as per protocol.

At the interim analysis, the study met its primary endpoints of safety, including non-treatment related adverse events and drop out patients from the study; specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls even in the highest dose tested (12.5MG Dronabinol+400mg PEA).

In addition, the interim analysis showed that the study also met its secondary endpoint of Change from Baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory (“CMAI”); out of the eight patients, six showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia.

Additionally, the interim analysis showed in the exploratory endpoints that appetite was increased in six out of the eight patients, as measured by the Edinburgh Feeding Evaluation in Dementia Scale. No effect was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam, and by the Alzheimer's Disease Assessment Scale-cognitive subscale (for cognitive impairment assessments) and the Pittsburgh Sleep Quality Index (for quality of sleep assessment).

In general, the study medication was well tolerated with no negative response to the treatment observed during the duration of the study )32 days of treatments and seven days for follow-up after the study drug was stopped).

“We are pleased that SCI-110 is showing clinically meaningful results and may provide a potential treatment option for Alzheimer’s patients with agitation,” said Adi Zuloff-Shani, PhD, Chief Technology Officer of SciSparc. “These results further support our efforts to reimagine medicine in this challenging area and reach this underserved patient population.”

The study, titled "Phase II-a Open Label Trial to Evaluate the Safety, Tolerability and Efficacy Trend of SCI-110 in Patients with Alzheimer's Disease and Agitation" is being conducted at The Israeli Medical Center for Alzheimer's under the leadership of Alexander Kaplan MD, Principal Investigator and board-certified geriatrician.

About SCI-110

SCI-110 is a unique and proprietary combination of Dronabinol, an FDA-Approved, synthetic version of delta-9-tetrahydrocannabinol (Δ⁹-THC), and CannAmide™, the Company’s proprietary formulation of Palmitoylethanolamide.

SCI-110 is one of the innovative combinations of SciSparc’s cannabinoid-centric platform. Using its proprietary technology, SciSparc creates these combinations to augment the inherent properties of different cannabinoids, in this case, Dronabinol, enhancing their ability to bind with receptors in the endocannabinoid system. The potential result, as demonstrated in pre-clinical studies, is improved efficacy and, in turn, lower dosage requirements and reduced side effects as compared to the cannabinoid when administered alone.

About Alzheimer’s Disease

AD is an irreversible neurodegenerative disease that causes progressive and disabling impairment of cognitive functions including memory, comprehension, language, attention, reasoning, and judgment. Neuropsychiatric symptoms such as apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite, and wandering are also common in the mid to late stages.

SciSparc believes that the current pharmacological treatment of agitation in AD has an unsatisfactory benefit-to-risk ratio . All used drugs to treat AD are off label as evidenced by the fact that no FDA approved drug to treat agitation in AD exists. Hence, SciSparc believes the pharmacological treatment of agitation in AD is unequivocally, an unmet need.

About SciSparc Ltd. (Nasdaq: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the potential benefits of SCI-110 treatment; and that SCI-110 may provide a potential treatment option for AD patients with agitation. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc's Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055